SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-57/A

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                          Generacion Mediterranea S.A.
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


         This filing amends and restates the Form U-57 submitted on November 21, 2003 in File 73-00063 in order to correct a typographical error in the signature line.

         Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its subsidiary, Generacion Mediterranea S.A. (formerly Enron America del Sur S.A.) ("GMSA"), an Argentine stock company, a "Sociedades Anonimas," is a foreign utility company under Section 33 of the Act.

         GMSA's business address is Avenida Madero 900, Piso 17, Buenos Aires, Argentina. GMSA directly owns and operates a facility that is not located in any state and that is used for the generation, transmission or distribution of electric energy or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

         GMSA owns and operates a 70 MW power plant located in Modesta Maranzana, Argentina. GMSA is owned 99.99% by Enron Corp. and 0.01% (representing 1 share) by Enron Transportation Services Company ("ETSC"). ETSC is owned 100% by Enron Operations L.P. ("EOLP"). EOLP's general partner is EOC Management LLC ("EOCM"), which holds a 0.10% interest, and its limited partners are EOC Preferred L.L.C. ("EOCP") and EOC Holdings L.L.C. ("EOCH"), which hold 89.69% and 10.21% interests, respectively. EOCM is 100% owned by Enron Pipeline Holding Company ("EPCH"). EOCH is owned 100% by EPCH. EPCH is owned 80% by Enron and 20% by Organizational Partner, Inc. ("OPI"). OPI is 100% owned by Enron.

         A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in GMSA. PGE has not paid any part of the purchase price for Enron's interest in such company, and PGE is not engaged in any service contract or other relationship with GMSA.



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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 6th 2004                ENRON CORP.
      ----------------------


                                       By:  /s/ Raymond M. Bowen, Jr.
                                            ------------------------------------
                                            Raymond M. Bowen, Jr.


                                            Executive Vice President and
                                            Chief Financial Officer



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Exhibit A.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific/Africa/China, LLC. Enron hereby incorporates this certification by reference.




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